Ballard Power Systems

News Release

Ballard Announces Fuel Cell Supply Agreement with Baxi Innotech for German Callux Project

For Immediate Release – March 11, 2009

VANCOUVER, CANADA – Ballard Power Systems Inc. (TSX: BLD; NASDAQ: BLDP) announced today that it has entered into a three-year supply agreement with Baxi Innotech GmbH, the leading European developer and manufacturer of fuel cell micro combined heat and power (mCHP) units. Under the agreement, Baxi Innotech agrees to exclusively purchase Ballard fuel cells through to the end of Phase 2 of the German Callux Project, scheduled to conclude in 2012.

The Callux Project was launched in September 2008 as part of Germany¢s national innovation program for hydrogen and fuel cell technology. The project represents Germany¢s largest demonstration project of combined heat and power fuel cell systems for domestic use. These systems provide decentralized power to the home at a high level of energy efficiency.

Ballard brings its extensive experience in the Japanese residential cogeneration market to the European market with its FCgenTM-1030 fuel cell product, which Baxi Innotech, a division of leading European heating equipment company the Baxi Group, will integrate into its 1 kW GAMMA 1.0 natural gas pilot production series. The performance and durability Ballard¢s products have demonstrated in Japan will prove invaluable, particularly when partnered with Baxi¢s broad experience and channel strength supplying heating equipment in Europe.

“We are very pleased to be working with Baxi, a strong system integrator and respected leader in the European heating industry,” said John Sheridan, President and CEO. “This partnership represents a win-win opportunity for both parties to successfully participate in the Callux project.”

“The close cooperation, along with Ballard’s position as the world wide most experienced fuel cell maker, will set a benchmark for all other fuel cell technologies and system manufacturers,” said Guido Gummert, Managing Director of Baxi Innotech.

In consideration of Baxi Innotech¢s agreement to exclusively purchase and use Ballard fuel cell products for the Callux Project, Ballard has in return agreed to exclusively supply fuel cell stack products to Baxi Innotech for the same project. The supply agreement also provides for joint product development efforts, and lays the groundwork for future collaboration beyond the scope and timing of the current project.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

About the Baxi Innotech GmbH
BAXI INNOTECH has been a subsidiary of the British BAXI Group – one of the leading heating equipment manufacturers in Europe – since 2002. BAXI INNOTECH is the brain pool of the Group for innovative product developments based on combined heat and power technology. Since it was founded ten years ago, the company has been developing a fuel cell heating unit for single-family homes – in close dialogue and in partnership with suppliers, utility companies and the specialist trade – to meet the needs of the European market. Additionally, since September 2008, this Hamburg-based company has been participating in the Callux Project, the practice test of the German Federal government and industry in preparation for the market launch of fuel cell heating units. www.baxi-innotech.de

For further information, or to arrange an interview with a Baxi Innotech spokesperson, please contact Claudia Palozzo of IMA Institut GmbH at telephone number +49-0-40-30-96-96-0 or on e-mail c.palozzo@ima-gination.de.

This release contains forward-looking statements, including estimated future revenue and operating cash consumption contained in our outlook, which are provided to enable external stakeholders to understand our expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

For further information, or to arrange an interview with a Ballard spokesperson, please contact Amy Harada Bradley at telephone number 604-412-7913 or on e-mail amy.harada@ballard.com. Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.